UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COLGATE-PALMOLIVE COMPANY

(Exact name of the registrant as specified in its charter)

Delaware	1-644	13-1815595
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

300 Park Avenue, New York, NY		10022
(Address of Principal Executive Offices)		(Zip Code)

Dennis J. Hickey
Chief Financial Officer
(212) 310-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Colgate-Palmolive Company (the “Company”) has filed this Specialized Disclosure Form (Form SD) (including the Conflict Minerals Report) for the year ended December 31, 2015 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 relating to “conflict minerals.” This report is also available in the “For Investors” section of the Company’s website at http://www.colgatepalmolive.com. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Specialized Disclosure Form (Form SD) nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the year ended December 31, 2015 is filed as Exhibit 1.01 of this Specialized Disclosure Form (Form SD).

Section 2 – Exhibits

Exhibit 1.01	Conflict Minerals Report of Colgate-Palmolive Company, as required by Items 1.01 and 1.02 of this Specialized Disclosure Form (Form SD).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLGATE-PALMOLIVE COMPANY

Date: May 31, 2016	By:	/s/ Dennis J. Hickey
	Name:	Dennis J. Hickey
	Title:	Chief Financial Officer